BEAR AUTOCALLABLE STRATEGIC ACCELERATED REDEMPTION SECURITIES® (BEAR STARS®)

Bear Autocallable Strategic Accelerated Redemption Securities® Linked to the S&P 500® Index

Issuer	HSBC USA Inc. ("HSBC")
Principal Amount	$10.00 per unit
Term	Approximately one year, if not called on the first three Observation Dates
Market Measure	The S&P 500® Index (Bloomberg symbol: "SPX")
Automatic Call	Automatic call if the Observation Level of the Market Measure on any of the Observation Dates is less than or equal to the Call Level
Observation Level	The closing level of the Market Measure on any Observation Date
Observation Dates	Approximately three, six, nine and twelve months after the pricing date
Call Level	100% of the Starting Value
Call Amounts (per Unit)	[$10.725 to $10.750] if called on the first Observation Date; [$11.450 to $11.500] if called on the second Observation Date; [$12.175 to $12.250] if called on the third Observation Date; and [$12.900 to $13.000] if called on the final Observation Date, each to be determined on the pricing date
Payout Profile at Maturity	If not called, 1-to-1 downside exposure to increases in the Market Measure, with up to 100% of the principal amount at risk
Threshold Value	100% of the Starting Value
Investment Considerations	This investment is designed for investors who anticipate that the Observation Level on at least one of the Observation Dates will be less than or equal to the Call Level and, in that case, accept an early exit from the investment, and are willing to accept that the return on their investment will be capped at the applicable Call Premium, take full downside risk and forgo interim interest payments.
Preliminary Offering Documents	https://www.sec.gov/Archives/edgar/data/83246/000110465924132081/tm2429900d220_fwp.htm
Exchange Listing	No

You should read the relevant Preliminary Offering Documents before you invest. Click on the Preliminary Offering Documents hyperlink above or call your Financial Advisor for a hard copy.

Risk Factors

Please see the Preliminary Offering Documents for a description of certain risks related to this investment, including, but not limited to, the following:

- If the notes are not called, you will lose up to 100% of the principal amount.
- Your investment return is limited to the applicable Call Premium and may be less than a comparable short position in the Market Measure or the stocks included in the Market Measure.
- Payments on the notes, including any repayment of principal, are subject to the credit risk of HSBC. If HSBC becomes insolvent or is unable to pay its obligations, you may lose your entire investment.
- The estimated initial value of the notes on the pricing date will be less than their public offering price.
- If you attempt to sell the notes prior to maturity, their market value may be lower than both the public offering price and the estimated initial value of the notes on the pricing date.
- As a noteholder, you will have no rights of a holder of the securities represented by the Market Measure, and you will not be entitled to receive securities or dividends or other distributions by the issuers of those securities.

Final terms will be set on the pricing date within the given range for the specified Market-Linked Investment. Please see the Preliminary Offering Documents for complete product disclosure, including related risks and tax disclosure.